EXHIBIT 21.1
BTHC III, INC.
LISTING OF THE COMPANY’S SUBSIDIARIES

State of
	Nature of	Date Acquired		Incorporation
Name	Business	or Created	% Owned	or Formation
International Stem Cell Corporation	Biotechnology	12/28/06	100%	California
Lifeline Cell Technology, LLC	Biotechnology	12/28/06	100%*	California

*	100% of the interests in Lifeline Cell Technology, LLC are owned by International Stem Cell Corporation.